Exhibit 99.3

CLIFFORD CHANCE LLP

THE WARRANTORS

AND

THE BUYER

MANAGEMENT WARRANTY DEED

[NOTE: This agreement contains representations and warranties that are solely for the benefit of the parties thereto, were not intended to be treated as categorical statements of fact, but rather represent an allocation of risk between the parties, may be subject to standards of materiality that differ from those that are applicable to investors, may be qualified by disclosures between the parties and were made only as of the date of this agreement or such other date or dates as may be specified in this agreement.]

THIS DEED is made on 4 September 2015

BETWEEN:

(1)	THE INDIVIDUALS, whose names and addresses are set out in Schedule 1 (each a “Warrantor” and together the “Warrantors”); and

(2)	CONCORDIA HEALTHCARE CORP., a company organized under the laws of the province of Ontario whose registered office is at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9 (the “Buyer”).

INTRODUCTION

(A)	On the date of this Deed, the Buyer has entered into the Sale and Purchase Agreement (as defined below).

(B)	In connection with entering into the Sale and Purchase Agreement, each Warrantor has agreed to give the Warranties (as defined below) on the terms set out in this Deed.

(C)	The Buyer can only make a Claim (as defined below) if the Transaction (as defined below) is completed in accordance with the terms of the Sale and Purchase Agreement.

THE PARTIES AGREE as follows:

1. INTERPRETATION

1.1	In this Deed:

“Accounts” means the consolidated audited accounts of Debtco for the financial year ended on the Last Accounting Date, including the cash flow statement for the financial year ended on the Last Accounting Date, the auditors’ report on those accounts, the directors’ report for that year and the notes to those accounts;

“Anti-Bribery Law” means any laws that relates to bribery or corruption, including (without limitation) the UK Bribery Act 2010, as amended from time to time;

“Business Day” has the meaning given in the Sale and Purchase Agreement;

“Buyer’s Group” has the meaning given in the Sale and Purchase Agreement;

“Buyer’s Group Undertaking” has the meaning given in the Sale and Purchase Agreement;

“Claim” means a claim by the Buyer under this Deed;

“Company” means Amdipharm Mercury Limited, a company incorporated in Jersey (registered no. 111126), whose registered office is at 11-15 Seaton Place, St Helier, Jersey SE4 0QH;

“Completion” has the meaning given in the Sale and Purchase Agreement;

“Consideration Amount” has the meaning given in the Sale and Purchase Agreement;

“Courts” means any courts of competent jurisdiction;

“Data Room” means the ‘Project Harmony’ virtual data room hosted by Merrill Corporation at https://datasite.merrillcorp.com;

“Data Room Information” means the contents of the Data Room made available prior to the date of this Deed for access by the Buyer and its advisers, two DVDs (or equivalent forms of electronic storage) of the contents of which accompany the Disclosure Letter and have been initialled on behalf of the Buyer and the Warrantors, for the purposes of identification;

“Data Protection Claims” has the meaning given in paragraph 15.2 of Schedule 2;

“De Minimis Claim Amount” has the meaning given in paragraph 1.1.1 of Schedule 3;

“Debtco” means Amdipharm Mercury Debtco Limited, a company organised under the laws of Jersey, with registered office at 11-15 Seaton Place, St Helier, Jersey JE4 0QH;

“Disclosed” means any fact, matter, event, circumstance or information which is Fairly Disclosed by the Disclosure Documents or the Transaction Documents (collectively, “Disclosed Information”);

“Disclosure Documents” means the documents and information disclosed in or by the Disclosure Letter (including the Data Room Information);

“Disclosure Letter” means the letter from the Warrantors to the Buyer in relation to the Warranties having the same date as this Deed;

“Dispute” has the meaning given in clause 10.2;

“Earn-Out Consideration” has the meaning given in the Sale and Purchase Agreement;

“Employees” has the meaning given in paragraph 18.1 of Schedule 2;

“Encumbrance” has the meaning given in the Sale and Purchase Agreement;

“Environment” means air (including, without limitation, air within buildings and natural or manmade structures above or below ground), water, land (and any other meaning given to it under any Environmental Law) and any and all living organisms or systems supported by those media, including humans;

“Environmental Laws” means all applicable laws (including common law, statutes, directives, treaties, statutory guidance, regulatory codes of practice, orders, decrees, notices and/or resolutions) of any relevant jurisdiction, or any part thereof, relating to pollution or contamination or protection of the Environment or human health and safety, including laws relating to emissions, seepages, spillages, discharges, escapes, releases or threatened escapes or releases of pollutants, contaminants, chemicals or toxic or hazardous substances, wastes, materials or noise into the Environment or otherwise relating to the manufacture, processing, distribution, use, keeping, treatment, disposal, deposit, storage, transport or handling of the same which is in force at date of this Deed or which were in force at an earlier date, are no longer in force but under which the Group still has obligations and liabilities;

“Environmental Permit” means any permit, consent, condition, permission, licence, approval or other authorisation issued pursuant to any Environmental Law;

“Existing Facilities” has the meaning given to that term in the Sale and Purchase Agreement;

“Fairly Disclosed” means disclosed in sufficient detail to enable the Buyer (without further explanation by the Warrantors) to make a reasonably informed assessment of the nature and scope of the matter being disclosed. Where Disclosed Information only makes reference to a document or a particular part of a document but such document or such part has not been provided in the Disclosed Information, the contents of such document or such part shall be deemed not to have been Fairly Disclosed;

“Group” has the meaning given to that term in the Sale and Purchase Agreement;

“Group Company” means has the meaning given to that term in the Sale and Purchase Agreement;

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Intellectual Property” means industrial and intellectual property, whether registered or not, including pending applications for registration of such rights including, without limitation, patents (including supplementary protection certificates), trademarks, service marks, registered and unregistered designs, utility models, design rights, topography rights, copyrights, inventions, other confidential information, know-how, business or trade names, logos, internet domain names or get-up of products and packaging (whether or not the same are registered or capable of registration) and any rights of the same or similar effect or nature and all applications and rights to apply for or for the protection of any of the foregoing which may subsist anywhere in the world, including the goodwill associated with the foregoing;

“Intellectual Property Rights” means the Intellectual Property which or the subject matter of which is legally or beneficially owned by any Group Company or used in or by the Group;

“Last Accounting Date” means 31 December 2014;

“Loan Notes” has the meaning given in the Sale and Purchase Agreement;

“Locked Box Accounts” has the meaning given in the Sale and Purchase Agreement;

“Locked Box Date” has the meaning given in the Sale and Purchase Agreement;

“Material Manufacturers” means:

[REDACTED – Commercially Sensitive Information]

“Non-Tax Claim” means a Claim other than a Tax Claim;

“Notice” has the meaning given in clause 8.1;

“OFAC” has the meaning given in paragraph 24.2 of Schedule 2;

“Pension Schemes” means the following pension and death benefit schemes:

[REDACTED – Commercially Sensitive Information]

“Policies” has the meaning given in paragraph 11.1 of Schedule 2;

“Proceedings” has the meaning given in clause 10.4;

“Properties” means the properties owned and occupied by the Group details of which are listed in the Disclosure Letter, and “Property” shall be construed accordingly;

“Relevant Proportion” means, in respect of each Warrantor, a fraction (i) the numerator of which is the proportion set out against such Warrantor’s name in the relevant column of the table at Schedule 4 (columns 3 to 8); and (ii) the denominator of which is the aggregate of the proportions set out in the relevant column (of columns 3 to 8) of the table at Schedule 4 against the names of each of the Warrantors against whom a Claim is made;

“Representation” has the meaning given in clause 6;

“Sale and Purchase Agreement” means the sale and purchase agreement dated on or about the date of this Deed between, amongst others, the Warrantors and the Buyer;

“Sales Tax” means any sales, use, goods and services or similar tax, including any VAT, together with any interest or penalties with respect thereto (save to the extent any interest or penalties arise as a result of any non-compliance by any Group Company with any VAT or Sales Tax regime);

“Sanctioned Jurisdictions” has the meaning given in clause in paragraph 24.1 of Schedule 2;

“Sanctions” has the meaning given in clause in paragraph 24.1 of Schedule 2;

“Sanctions Targets” has the meaning given in clause in paragraph 24.1 of Schedule 2;

“Settled Claim” is any Claim which is admitted or agreed by the Warrantors (as the case may be) and the Buyer in writing or awarded by any court or in any arbitration;

“Shares” has the meaning given to that term in the Sale and Purchase Agreement;

“Subsidiaries” means the direct and indirect subsidiaries and subsidiary undertakings in respect of which the Company is a direct or indirect parent undertaking;

“Sum Recovered” has the meaning given in paragraph 6.3 of Schedule 3;

“Tax Authority” has the meaning given in the Sale and Purchase Agreement;

“Tax Claim” means a claim under one or more of the warranties set out in paragraph 21 of Schedule 2;

“Tax Return” means any return, computation, report or other document required to be made or filed with any Tax Authority with respect to Tax;

“Tax” or “Taxation” has the meaning given in the Sale and Purchase Agreement;

“Third Party Arrangements” has the meaning given in paragraph 14 of Schedule 2;

“Transaction” has the meaning given in the Sale and Purchase Agreement;

“Transaction Documents” has the meaning given in the Sale and Purchase Agreement;

“VAT” has the meaning given in the Sale and Purchase Agreement;

“Warrantors’ Representatives” has the meaning given in clause 4.1;

“Warranty” means a statement contained in Schedule 2, and “Warranties” shall be construed accordingly; and

“Workers” has the meaning given in paragraph 18.1 of Schedule 2.

1.2	In this Deed, a reference to:

1.2.1	“subsidiary”, “subsidiary undertaking” and “parent undertaking” shall be construed as provided in the Sale and Purchase Agreement);

1.2.2

liability under, pursuant to or arising out of (or any analogous expression) any agreement, contract, deed or other instrument includes a reference to contingent liability under, pursuant to or arising out of (or any analogous expression) that agreement, contract, deed or other instrument;

1.2.3	a party being liable to another party, or to liability, includes, but is not limited to, any liability in equity, contract or tort (including negligence) or under the Misrepresentation Act 1967;

1.2.4

a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time before the date of this Deed and any subordinate legislation made under the statutory provision (as so modified or re-enacted) before the date of this Deed;

1.2.5

a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

1.2.6	a person includes a reference to that person legal personal representatives, successors and permitted assigns;

1.2.7	a “party” includes a reference to that party’s successors and permitted assigns;

1.2.8	a clause, paragraph or schedule, unless the context otherwise requires, is a reference to a clause or paragraph of, or schedule to, this Deed;

1.2.9

any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term and to any English statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction; and

1.2.10	times of the day is to London time.

1.3

The ejusdem generis principle of construction shall not apply to this Deed. Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words. Any phrase introduced by the terms “other”, “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.4	The headings in this Deed do not affect the interpretation of this Deed.

1.5

Where the value of the Claim is expressed in a currency other than Pounds Sterling and it is necessary to determine whether a monetary limit or threshold referred to in Schedule 3 has been reached or exceeded, the value of that Claim shall be translated into Pounds Sterling at the closing spot rate on the date on which the Claim is notified (or deemed notified) to the Warrantors.

1.6

Where any Warranty is qualified by reference to materiality (including the phrase “in all material respects”), such reference shall, unless specified to the contrary, be construed as a reference to materiality in the context of the business of the Group taken as a whole.

2. CONDITIONS

This Deed shall only become effective upon, and subject to, Completion having occurred. If the Sale and Purchase Agreement is terminated for any reason, then this Deed shall automatically and immediately terminate and cease to have effect and the Warrantors shall have no liability under or in connection with this Deed.

3. WARRANTIES

3.1

Each of the Warrantors severally (and not jointly or jointly and severally) warrants to the Buyer in the terms of the following Warranties, which shall be deemed to have been given as at the date of this Deed:

3.1.1	the Warrantors (other than Vikram Kamath, Pradip Mukherji, John Cowell, Bhavesh Godhania and Simon Tucker) warrants to the Buyer in the terms of each of the Warranties;

3.1.2	Vikram Kamath warrants to the Buyer in the terms of the Warranties set out at paragraphs 1, 2, 5, 16, 17, 20, 21, 22 and 23 of Schedule 2 only;

3.1.3	Pradip Mukherji warrants to the Buyer in the terms of the Warranties set out at paragraphs 2, 4, 8, 9, 10, 15, 16, 17 and 22 of Schedule 2 only.

3.1.4	John Cowell warrants to the Buyer in the terms of the Warranties set out at paragraphs 18 and 19 of Schedule 2 only;

3.1.5	Bhavesh Godhania warrants to the Buyer in the terms of the Warranties set out at paragraph 15 of Schedule 2 only; and

3.1.6	Simon Tucker warrants to the Buyer in the terms of the Warranties set out at paragraphs 12, 13, 16, 17 and 22 of Schedule 2 only;

3.2	Each Warranty is given subject to the matters Disclosed and to the limitations and exclusions of this Deed.

3.3

In respect of each Warrantor, the relevant Warranties given by that Warrantor are given solely on the basis of such Warrantor’s actual awareness at the date of this Deed, having made due enquiry of each other Warrantor and of: [REDACTED – Personal Information].

3.4	Each Warrantor’s liability for Claims shall be limited or excluded, as the case may be, as set out in Schedule 3.

3.5

Except in respect of paragraphs 3.5, 3.6 and 4 of Schedule 2, the Warranties shall apply not only to the Company but also to each of the Subsidiaries as if they had been expressly repeated with respect to each such Subsidiary, naming each one of them in place of the Company throughout.

3.6

Each of the Warranties shall be construed as separate and independent and, unless expressly provided to the contrary, shall not be limited by the terms of or by reference to any of the other Warranties.

4. WARRANTORS’ REPRESENTATIVES

4.1

Each Warrantor hereby appoints John Beighton and Robert Sully to be the Warrantors’ representatives (the “Warrantors’ Representatives”) and authorises them to take all such action as this Deed expressly provides to be taken by the Warrantors’ Representatives and to receive such notices as this Deed expressly provides may be given to the Warrantors’ Representatives.

4.2

The Warrantors may at any time appoint a different person or persons to act as a Warrantors’ Representative and any Warrantors’ Representative may elect no longer to act as such, provided that in each such case, the Warrantors appoint a replacement and give written notice to the Buyer within five Business Days of such new appointment.

4.3

Each Warrantor agrees that the Warrantors’ Representatives owe no responsibility, duty of care or liability whatsoever in connection with their appointment as Warrantors’ Representatives and accordingly, except in the case of fraud, the Warrantors’ Representatives shall not be liable to any Warrantor for any act or omission in connection with the performance by them of any of their duties, functions or role as Warrantors’ Representatives pursuant to this Deed. Each Warrantor agrees not to bring any action or claim against the Warrantors’ Representatives in connection with their appointment as Warrantors’ Representatives and/or in relation to any action which the Warrantors’ Representatives have taken or omitted to take in the past or may in the future take or omit to take in their capacity as Warrantors’ Representatives, except in the case of fraud.

4.4

Each Warrantor covenants to pay the Warrantors’ Representatives an amount in respect of all losses, costs, damages, expenses (including professional fees) and any other liabilities that may be incurred by them as a result of the performance of their duties, functions and role as the Warrantors’ Representatives under this Deed, provided that the Warrantors’ Representatives shall not be entitled to any payment as a result of such covenant in respect of any matter where their actions or inactions are fraudulent or in breach of this Deed.

5. GENERAL

5.1	A variation of this Deed is valid only if it is in writing and signed by or on behalf of the Buyer and the Warrantors.

5.2

Any payment made by a Warrantor to the Buyer in respect of a Claim shall be treated by the Buyer and such Warrantor as a reduction of the Consideration Amount received by such Warrantor pursuant to the Sale and Purchase Agreement.

5.3

Save as otherwise provided herein, the Sale and Purchase Agreement or as required by law, any payment to be made by any Party under this Deed shall be made in full without any set-off, restriction, condition or deduction for or on account of any counterclaim. If any deduction or withholding for or on account of Tax is required by law to be made from any payment by the Warrantors, the Warrantors shall pay to the Buyer such amount as will, after such deduction or withholding has been made, leave the Buyer with the same amount as it would have been entitled to receive in the absence of any such requirement to make a withholding or deduction.

5.4	The liability of each of the Warrantors under this Deed is several, not joint and not joint and several and no Warrantor shall have any liability for any act or omission of any other Warrantor.

5.5

A person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

5.6

Notwithstanding Completion, all Warranties and undertakings contained in or entered into pursuant to this Deed will remain in full force and effect and (except as otherwise expressly provided) subject to the time and other limits provided in Schedule 3.

6. ENTIRE AGREEMENT

In this clause 6, “Representation” means an assurance, commitment, condition, covenant, guarantee, promise, forecast, indemnity, representation, statement, undertaking or warranty of any sort whatsoever (whether contractual or otherwise, oral or in writing, implied or otherwise).

6.1

This Deed and the Transaction Documents constitute the whole agreement between the parties about the subject matter thereof and in relation to such subject matter, supersedes any arrangements, understanding or previous agreement between the parties and all earlier Representations by any party.

6.2	The Buyer acknowledges that in entering into this Deed it does not rely on, and shall have no remedy in respect of, any Representation other than as expressly set out in this Deed.

6.3	Nothing in this Deed shall have the effect of limiting or excluding any liability arising from fraud (including fraudulent misrepresentation and wilful concealment)

7. ASSIGNMENT

7.1

Except as provided in this clause 7, no party may assign, transfer, charge or otherwise deal with all or any of its rights under this Deed, nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this clause 7 shall be void.

7.2

The Buyer may assign, transfer or charge all of its rights or benefits (but not its obligations) under this Deed (by way of security only) to any bank(s) and/or financial institution(s) lending money or making other banking facilities available to the Buyer (or any Buyer’s Group Undertaking) solely for the purposes of financing the Transaction, such assignment to be on terms so that, notwithstanding any such assignment in security, the Warrantors may unless they receive written notice of enforcement of the relevant security interest, deal with the Buyer in connection with all matters arising under this Deed.

7.3

If an assignment, transfer or charge is made in accordance with this clause 7, the obligations and/or liabilities of the parties under this Deed shall be no greater than such obligations and/or liabilities would have been if the assignment, transfer or charge had not occurred and the amount of loss or damage recoverable by the assignee shall be calculated as if that person had been originally named as the Buyer in this Deed (and in particular, shall not exceed the sum which would, but for such assignment, have been recoverable hereunder by the Buyer in respect of any Claim).

7.4

Subject to clause 7.3, to the extent that Concordia assigns its rights and obligations in accordance with clause 21.2 of the Sale and Purchase Agreement, Concordia shall also assign its rights and obligations under this Deed, such assignment shall be permitted under the terms of this clause 7 and the “Buyer” shall mean such entity to which such rights and obligations have been assigned in accordance with the Sale and Purchase Agreement.

8. NOTICES

8.1	A notice or other communication under or in connection with this Deed (a “Notice”) shall be:

8.1.1	in writing;

8.1.2	in the English language; and

8.1.3	delivered personally or sent by first class post or pre paid recorded delivery (and air mail, if overseas) or by email, to the party due to receive the Notice to:

(a)

in the case of the Buyer, the address set out at the beginning of this Deed, marked for the attention of Mark Thompson, Chairman and Chief Executive Officer and copied to Krishna Veeraraghavan, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, 10004, United States (such copy not in itself constituting valid service of such notice);

(b)

in the case of a Warrantor, to the address set out in Schedule 1 and copied to the Warrantors’ Representatives and Jones Day, 21 Tudor St, London EC4Y 0DJ, marked for the attention of Michael Weir (such copy not in itself constituting valid service of such notice); or

(c)	another address or person specified by that party by written notice not less than 7 days’ before the Notice was despatched.

8.2	Unless there is evidence that it was received earlier, a Notice is deemed validly given if:

8.2.1

delivered personally, when left at the address referred to in clause 8.1.3, provided that in each case where delivery by hand occurs after 6:00 p.m. on a Business Day or a day which is not a Business Day, service shall be deemed to occur at 9:00 a.m. on the next following Business Day;

8.2.2	sent by mail, except air mail, two Business Days after posting it;

8.2.3	sent by air mail, six Business Days after posting it; or

8.2.4	sent by email, when the email is sent, provided that a copy of the Notice is sent by another method referred to in this clause 8 within one Business Day of sending the email.

9. PROCESS AGENT

9.1

The Buyer hereby irrevocably appoints Law Debenture Corporate Services Limited of 100 Wood Street, Fifth Floor, London EC2V 7EX, UK as its agent to accept service of process in England and Wales in respect of any Proceedings, service upon whom shall be deemed completed whether or not forwarded to or received by the Buyer.

9.2	The Buyer agrees to inform the Warrantors in writing of any change of address of such process agent within 5 Business Days of such change.

9.3

If such process agent ceases to act as such or to have an address in England and Wales, the Buyer irrevocably agrees to appoint a new process agent in England and Wales being the same process agent as appointed under clause 21 of the Sale and Purchase Agreement and to deliver to the Warrantors within 5 Business Days a copy of a written acceptance of appointment by the process agent.

10. GOVERNING LAW AND JURISDICTION

10.1	This Deed and all non-contractual or other obligations arising out of or in connection with it, are governed by English law.

10.2

The courts of England have exclusive jurisdiction to settle any dispute arising from or connected with this Deed (a “Dispute”), including a dispute regarding the existence, validity or termination of this Deed or the consequences of its nullity or relating to any non-contractual or other obligation arising out of or in connection with this Deed.

10.3	The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and accordingly, that they will not argue to the contrary.

10.4

The parties agree that the documents which start any proceedings relating to a Dispute (“Proceedings”) and any other documents required to be served in relation to those Proceedings may be served, in the case of the Buyer, on any process agent appointed pursuant to clause 9 on its behalf and, in the case of the Warrantors, at their addresses in England listed in Schedule 1. These documents may, however, be served in any other manner allowed by law. This clause 10.4 applies to all Proceedings wherever started.

11. COUNTERPARTS

This Deed may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement. The parties agree that this Deed may be exchange by facsimile, .pdf or other electronic means.

SCHEDULE 1

THE WARRANTORS

(1)	(2)	(3)
Name	Address	Email Address
John Beighton	[REDACTED – Personal Information]	[REDACTED – Personal Information]

Robert Sully	[REDACTED – Personal Information]	[REDACTED – Personal Information]

Antonie Pieter van Tiggelen	[REDACTED – Personal Information]	[REDACTED – Personal Information]

Guy Clark	[REDACTED – Personal Information]	[REDACTED – Personal Information]

Karl Belk	[REDACTED – Personal Information]	[REDACTED – Personal Information]

Bharat Karbal	[REDACTED – Personal Information]	[REDACTED – Personal Information]

Graeme Duncan	[REDACTED – Personal Information]	[REDACTED – Personal Information]

Steve Higgins	[REDACTED – Personal Information]	[REDACTED – Personal Information]

Vikram Kamath	[REDACTED – Personal Information]	[REDACTED – Personal Information]

John Cowell	[REDACTED – Personal Information]	[REDACTED – Personal Information]

Bhavesh Godhania	[REDACTED – Personal Information]	[REDACTED – Personal Information]

Pradip Mukherji	[REDACTED – Personal Information]	[REDACTED – Personal Information]

Simon Tucker	[REDACTED – Personal Information]	[REDACTED – Personal Information]

SCHEDULE 2

WARRANTIES

In this Schedule “connected” has the meaning attributed to it by sections 1122 and 1123 of the Corporation Tax Act 2010 and “material” shall, in relation to any Warranty, be construed in the context of any breach of such Warranty, as meaning that the loss or damage of the Buyer’s Group arising from the circumstances giving rise to such breach, exceeds the De Minimis Claim Amount.

1. FINANCIAL MATTERS

1.1	The Accounts:

1.1.1

The Accounts give a true and fair view of the financial position and the state of affairs of Debtco and its consolidated subsidiaries as of and of the results and cash flows of Debtco and its consolidated subsidiaries for the years ended 31 December 2014 and 2013.

1.1.2

The Accounts have been prepared on a proper and consistent basis in accordance with applicable law, IFRS and accounting principles and practices generally accepted in Jersey as at the date of their preparation and are covered by an unqualified audit opinion. No change in accounting policies has been made in preparing the Accounts for each of the financial years covered therein, except as stated in the Accounts.

1.1.3

The Accounts provide adequately (to the extent required by applicable law and accounting standards) for all material bad and doubtful debts, all material liabilities (actual, contingent or otherwise) and all material financial commitments existing at the Last Accounting Date.

1.1.4

The Group maintains systems of internal accounting controls designed to provide reasonable assurances to the Group for purposes of preparing its financial statements that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets or authorization of expenditures is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

1.1.5

Each Group Company’s accounting records are up-to-date in accordance with both applicable law and generally accepted accounting principles and practices and in their respective possession or under their respective control.

1.1.6

The reconciliations contained on page 23 of the Balance Sheet Data Book (item 3.1.3.11.1 in the Data Room Information) with respect to balance sheet information as of June 30, 2015 of the Company and Debtco are fair, reasonable and accurate.

1.2	The Locked Box Accounts:

1.2.1	The Locked Box Accounts have been prepared on the bases stated therein and, subject thereto, on a basis consistent, in all material respects, with the accounting policies used to prepare the Accounts.

1.2.2	The Locked Box Accounts show a true and fair view, on the bases stated therein, of the assets, liabilities and state of affairs of the Group as at the Locked Box Date.

1.2.3

The Locked Box Accounts provide adequately, in accordance with IFRS, for bad and doubtful debts, liabilities (actual, contingent or otherwise) and financial commitments existing at the Locked Box Date.

1.2.4

All exceptional, non-recurring items arising in the period covered by the Locked Box Accounts have been reflected in the Locked Box Accounts on a basis that is consistent with the accounting principles and practices that were adopted for the treatment of such items for the purposes of the Accounts.

1.2.5

The Locked Box Accounts reserve or provide in accordance with IFRS for all Tax liable to be assessed on the Group, or for which it is or may become accountable, for all Events occurring on or before the Locked Box Date (whether or not the Group has or may have a right or reimbursement against another person). The Locked Box Accounts reserve in accordance with IFRS for all contingent or deferred liabilities to Tax for all events occurring on or before the Locked Box Date.

2. BUSINESS SINCE THE LOCKED BOX DATE

2.1	Since the Locked Box Date:

2.1.1

each Group Company has carried on its business in the ordinary and usual course and so as to maintain the same as a going concern and without any material alteration in the nature, scope or manner of such business;

2.1.2

no Group Company has acquired or disposed of or agreed to acquire or dispose of any assets for consideration in excess of [REDACTED – Dollar Amount] or assumed or incurred or agreed to assume or incur any liabilities (including contingent liabilities) or any obligation in excess of [REDACTED – Dollar Amount] otherwise than in the ordinary course of its business;

2.1.3	there has been no change to any material extent in the business, assets, financial or trading position of any Group Company;

2.1.4

the Company has not entered into, or agreed to enter into, any contract, liability or commitment (whether in respect of capital expenditure or otherwise), other than in the ordinary course of business, which cannot be performed within its terms within three years after the date which it was entered into or cannot be terminated on less than [REDACTED – Time Period] notice or involved or may involve expenditure, which is not in the ordinary course, of more than [REDACTED – Dollar Amount];

2.1.5

other than pursuant to the Existing Facilities or in the normal course of trading, no Group Company has borrowed or lent or agreed to borrow or lend any money and no loan, loan capital or share capital has been issued or agreed to be issued by a Group Company and no loan, loan capital or share capital of a Group Company has been repaid in whole or part or has become liable to be repaid;

2.1.6

no resolution of a Group Company has been passed, save for those representing the ordinary business of an annual general meeting, and no dividend or other distribution has been declared, made or paid by a Group Company;

2.1.7	no Group Company has undertaken any action pursuant to clause 8.4.1(b) of the Sale and Purchase Agreement (other than as provided for in the Sale and Purchase Agreement);

2.1.8	the business of the Group has not been materially adversely affected by the termination of, or a change in the terms of, an agreement with, or by the loss of, a customer or supplier;

2.1.9	no Group Company has undertaken any of the actions listed at paragraph 31 of Schedule 3 of the Sale and Purchase Agreement;

2.1.10

there are no transactions, commitments or arrangements in existence or laws, regulations, rules or official directives of any Authority in force, compliance with which would reasonably require a Group Company to take any action or decision in respect of the matters set out in Schedule 3 of the Sale and Purchase Agreement;

2.1.11	no member of the Group has:

(a)	merged or consolidated with another corporate body or any other person, or entered into any demerger transaction or participated in any other type of corporate reconstruction;

(b)	created, or agreed to create or amend, an Encumbrance over its assets or redeemed, or agreed to redeem, an existing Encumbrance over its assets;

(c)

amended, or agreed to amend, the terms of its existing borrowing or indebtedness in the nature of borrowing or created, incurred, or agreed to create or incur, borrowing or indebtedness in the nature of borrowing; or

(d)	given or agreed to give, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another person’s obligations

(in the case of paragraphs (b) to (d), otherwise than in the ordinary course of its business).

3. CAPITAL AND CONSTITUTION OF THE COMPANY

3.1

The register of members of the Company contains complete and accurate records of its members from time to time and all issues and transfers of shares in the capital of the Company have been registered in accordance with the articles of incorporation of the Company and applicable law from time to time in force, all such transfers being duly stamped (if applicable) or certified as to nil stamp duty payable prior to registration.

3.2	The Company has not exercised or purported to exercise any lien over any of its issued share capital.

3.3

Save in each case for any Encumbrances which are to be discharged on or prior to Completion as contemplated or provided for by the Sale and Purchase Agreement, there is no option, right of pre-emption, right or obligation to acquire, redeem or convert or Encumbrance on, over or affecting the share capital (whether issued or unissued and whether or not authorised capital) of the Company.

3.4

The copies of the constitutional documentation of the Company provided in the Data Room are up to date, true and complete. The Company is in possession or, has control, of the statutory books of each Group Company and all such statutory books have in all material respects been properly and accurately kept and completed.

3.5	The aggregate of the Sale Shares comprises all the shares in issue in the capital of the Company and are fully paid or credited as fully paid.

3.6	The Loan Notes comprise all the loan notes issued by the Company and have been issued in accordance with the terms and conditions thereof and in accordance with applicable laws.

3.7

The Company validly exists under the laws of the country in which it is incorporated and has all requisite corporate powers and authority to own property and carry on its business as presently conducted and is and each Group Company incorporated in Jersey is not and never has been in breach of any consents issued to them by the Jersey Financial Services Authority pursuant to the Control of Borrowing (Jersey) Order 1958, as amended.

3.8

Other than the Share Purchase Agreement, there is no agreement or commitment outstanding which calls for the allotment, issue, conversion or transfer of, or accords to any person the right to call for the allotment, issue, conversion or transfer of, any shares (including the Shares) or securities of any member of the Group.

4. SUBSIDIARY UNDERTAKINGS AND RELATED OPERATIONS

4.1

The Company is not the holder or beneficial owner of any shares or securities of any other person (whether incorporated in the United Kingdom or elsewhere) other than the Subsidiaries and has not agreed to acquire any such shares or securities.

4.2

The Company has no interest in a corporate body or any other person other than the Subsidiaries, and has not agreed to acquire an interest in or merge or consolidate with any corporate body or any other person.

4.3

The Company directly or indirectly legally and beneficially owns free from Encumbrances the whole of the issued share capital of the Subsidiaries and all such shares have been properly allotted and fully paid or credited as fully paid and issued in accordance with applicable laws, and no other person has any interest or right in the capital of a Subsidiary.

5. ASSETS

5.1

The Company is the legal and beneficial owner of or has the legal right to use, or is in possession or control of, all assets necessary for it to continue to operate its business as presently conducted and the Company has not created or agreed to create any Encumbrance over any part of its undertaking or assets (save for Encumbrances arising in the ordinary course of business or which are otherwise to be discharged on or prior to Completion).

5.2	The fixed assets owned or used by the Company are in working order and a reasonable state of repair in order to conduct the business of the Group as presently conducted.

6. STOCK

6.1	The Company’s stock is in satisfactory condition and saleable in the usual course of its business and the Company has not supplied, or agreed to supply, defective or unsafe goods.

6.2	No goods ready for supply by the Company are defective or unsafe or fail, in any material respect, to comply with the terms of sale on which the Company has agreed to supply such goods.

7. LIABILITIES

7.1	Indebtedness

7.1.1

Except as specifically provided for in the Locked Box Accounts, no member of the Group has outstanding or has agreed to create or incur loan capital, borrowings or indebtedness in the nature of borrowings, other than trade payables or receivables in the ordinary course of business.

7.2	Guarantees and indemnities

7.2.1

No member of the Group is a party to and is liable under a guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to another person’s obligations, save for any indemnity or other such agreement incurred in the ordinary course of business.

7.2.2	No part of the loan capital, borrowings or indebtedness in the nature of borrowings of a member of the Group is dependent on the guarantee or indemnity of, or security provided by, another person.

7.3	Events of default

No event has occurred or been alleged to have occurred which:

7.3.1

constitutes an event of default, or otherwise gives rise to an obligation to repay under an agreement relating to borrowing or indebtedness in the nature of borrowing (or will do so with the giving of notice or lapse of time or both); or

7.3.2

will lead to an Encumbrance constituted or created in connection with borrowing or indebtedness in the nature of borrowing, a guarantee, an indemnity or other obligation of a member of the Group becoming enforceable (or will do so with the giving of notice or lapse of time or both).

7.4	Grants

7.4.1	No member of the Group is liable to repay an investment or other grant or subsidy made to it by a body.

7.4.2

No fact or circumstance (including the execution and performance of the Sale and Purchase Agreement) exists which will entitle a body to require repayment of, or refuse an application by a member of the Group for, the whole or part of a grant or subsidy.

7.5	The Disclosure Documents contain true and accurate copies of:

7.5.1

any agreement to which a member of the Group is a party and pursuant to which it has agreed to create or incur loan capital, borrowings or indebtedness in the nature of borrowings other than trade payables or receivables created or incurred in the ordinary course of business; and

7.5.2

any agreement to which a member of the Group is a party and pursuant to which it has agreed to be liable under a guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to another person’s obligations, other than any such indemnity or other agreement incurred in the ordinary course of business.

8. PROPERTIES

8.1	The Properties comprise all of the premises and land occupied or otherwise used in connection with the business of the Group or in which a Group Company has an interest.

8.2	No Group Company has any continuing liability in respect of any property other than the Properties.

8.3	Each Property is owned, leased or licensed by a member of the Group and a copy of the relevant leases and licences are contained in the Data Room.

9. LEASEHOLD PROPERTIES

9.1

No Group Company nor any Warrantor has received any written notice and nor are they otherwise aware of any material subsisting breach or any material non-observance of any covenant, condition or agreement contained in any lease of any of the Properties on the part of either the relevant landlord or a Group Company.

9.2	No fact or circumstance exists which:

9.2.1	entitles or requires a person (including a landlord or licensor) to forfeit or take possession of, or occupy, the relevant Property; or

9.2.2	materially restricts or terminates the Company’s continued and uninterrupted possession or occupation of the relevant Property.

9.3

No landlord has refused to accept rent or made any complaint or objection and the receipt for the payment of rent which fell due immediately prior to the date of the Sale and Purchase Agreement is unqualified.

9.4	All steps in rent reviews have been duly taken and no rent reviews are currently under negotiation or the subject of a reference to an expert or arbitrator or the Courts.

10. ENVIRONMENTAL

10.1

The Company has not in the three years prior to the date of this Deed received any complaint or notice (in writing) or been subject to any investigation alleging or specifying or investigating any breach of or liability under any Environmental Law and there are no claims pending, threatened or anticipated with respect to any breach or alleged breach of or liability under any Environmental Law.

10.2	The Company has obtained and complied with all Environmental Permits necessary to conduct its business as presently carried on in all material respects.

11. INSURANCE

11.1	True and accurate details of all insurance policies maintained by or on behalf of the Group are summarised in the Disclosure Letter or in the Disclosure Documents (the “Policies”).

11.2	Reasonable particulars of all material claims made on the Policies in the three years prior to the date of this Deed are set out in the Disclosure Documents.

11.3

The Policies are in full force and effect and nothing has been done or omitted to be done by any Group Company which would make any such policy liable to being avoided by any insurer or which might release any insurer from its obligations under such policies.

11.4	No event, act or omission has occurred which requires notification to the insurer under any of the Policies and which has not been so notified.

11.5	All premiums due in relation to the insurances maintained by or on behalf of the Group have been fully paid to date.

11.6	There are no outstanding requirements imposed on any Group Company by an insurer or regulatory authority for risk improvements that will give rise to a material capital expenditure after Completion.

12. COMMERCIAL AGREEMENTS AND ARRANGEMENTS

12.1	The Warrantors have Disclosed to the Buyer in the Disclosure Documents copies of:

12.1.1

all contracts, agreements and arrangements relating to the acquisition or disposal of any shares, property or other assets (in each case for a consideration in excess of [REDACTED – Dollar Amount] in respect of each individual contract) by the Company in the [REDACTED – Time Period] prior to the date of this Deed;

12.1.2

all contracts for the purchase or sale of goods representing [REDACTED – Dollar Amount] or more by value and all contracts pursuant to which a member of the Group derives annual revenues or incurs annual expenditures in excess of [REDACTED – Dollar Amount];

12.1.3	all contracts with the Material Manufacturers;

12.1.4	all contracts pursuant to which a member of the Group is party to a partnership, joint venture, consortium or similar association;

12.1.5

all contracts pursuant to which a member Group’s ability to operate the whole or any part of the business of a member of the Group or to use or exploit any assets of a member of the Group is restricted to a material degree;

12.1.6	all contracts which has been entered into by a member of the Group other than on arm’s length terms in the ordinary course of business; and

12.1.7	all material agency, distribution, maintenance or licence agreements or arrangements to which the Company is a party,

(“Material Agreements”) and all such contracts, agreements and arrangements are valid, binding and enforceable by the Company and the Company has complied in all material respects with the terms of all such Material Agreements.

12.2

There are no outstanding liabilities or commitments on the Company arising from any arrangements for the acquisition or disposal of any shares, property or other assets other than in the ordinary course of trading by the Company.

12.3	No fact or circumstance exists which invalidates or gives rise to a ground for termination, avoidance or repudiation of a Material Agreement, arrangement or obligation to which the Company is a party.

12.4

No party with whom the Company has entered into an agreement, arrangement or obligation has given written notice to the Company of its intention to terminate, repudiate or disclaim, the agreement, arrangement or obligation.

12.5

The Company has not given any legally binding covenants limiting or excluding its right to do business (including with respect to the counterparties that the Group can do business with) and/or compete in any area or field (whether limited by reference to a geographical area or type of business) with any other person.

12.6

The Company is not subject to any order of, and has not given any undertaking to, any person or body involved in the investigation and/or regulation of mergers or anticompetitive agreements or practices in any jurisdiction to which the Company has been or is subject, nor has the Company received any written notice from any such aforementioned bodies or persons that it is subject to.

13. INTELLECTUAL PROPERTY RIGHTS, CONFIDENTIAL INFORMATION AND BUSINESS KNOW-HOW

13.1	Intellectual Property Rights and Confidential Information

13.1.1	The Company legally and beneficially owns or has the right to use all Intellectual Property required by the Company for the operation of its business in the ordinary course.

13.1.2

No notices of claims, cancellations, revocations or oppositions have been received by the Company challenging title to or the use or validity of the Intellectual Property Rights or claiming any right or interest therein and no grounds exist which might support any such claims.

13.1.3	All renewal and maintenance fees and taxes due and payable prior to Completion in respect of each pending and registered Intellectual Property Rights have been paid in full.

13.1.4

There is not, and has not been at any time within the [REDACTED – Time Period] prior to the date of this Deed, an infringement or misuse or threatened infringement or misuse of any of the Intellectual Property Rights by any third party and no claim (or notice of any claim) concerning such infringement or misuse has been made, received or considered by the Company.

13.1.5

There is not, and has not been at any time within the [REDACTED – Time Period] prior to the date of this Deed, an infringement or misuse or threatened infringement or misuse of any Intellectual Property belonging to any third party by the Company, and no claim (or notice of any claim) concerning such infringement or misuse has been made, received or considered by the Company.

13.1.6	The activities of the Company do not make unauthorised use of the confidential information of any third party.

13.1.7	The Company has maintained records of its material registered Intellectual Property Rights, which are true and accurate in all material respects and such records form part of the Disclosure Documents.

14. LICENCES, ETC.

There are no subsisting or proposed licences, assignments, consents, permissions, or other arrangements from or with third parties (“Third Party Arrangements”) under which the Company has granted or any third party has acquired any right, title or interest in the Intellectual Property Rights nor are any Third Party Arrangements required for the exercise of any of the Intellectual Property Rights or for the use or disclosure of any of the subject matter thereof or otherwise in connection with the business of the Company nor are there any pending applications for licences of right or compulsory licences in any jurisdiction. No payments are due or payable to any third party in respect of any Intellectual Property Rights.

15. INFORMATION TECHNOLOGY

15.1	The Company has complied in all material respects with all applicable requirements (including notification requirements) of applicable data protection legislation.

15.2

The Company has not awarded compensation to an individual under applicable data protection legislation, no claim for such compensation has been made, is outstanding or is threatened and nor has there been any investigation or enforcement action undertaken or has such investigation or enforcement been threatened, by any data protection authority (together, “Data Protection Claims”).

15.3

All items of computer software, computer hardware operating systems, firmware or other equipment which is reliant upon microchip technology necessary for the continued running of the business in the ordinary course of the Company (i) are owned or licensed to the Company; and (ii) have functioned throughout the [REDACTED – Time Period] prior to the date of this Deed without any material problems and substantially in accordance with their published specifications.

15.4

Neither the Company nor any member of the Group has received a notice (including without limitation, any enforcement notice), letter or complaint from any data protection authority alleging breach by it of any data protection legislation.

15.5	No individual has been awarded or is known to be likely to be awarded in the [REDACTED – Time Period] compensation from any member of the Group under the data protection legislation.

15.6	No order has been made or has been threatened to be made against any member of the Group for the rectification, blocking, erasure or destruction of any data under any data protection legislation.

15.7

No warrant has been issued nor has been threatened to be issued under any data protection legislation authorising any data protection authority (or any of his or her officers or servants) to enter any of the premises of any member of the Group.

16. COMPLIANCE AND LITIGATION

16.1

The Group has conducted its business in all material respects in accordance with and has taken all reasonable steps to ensure compliance with all applicable laws, regulations, industry guidance and (to the extent it is subject to the same) codes of practice, in force in any relevant country, there is no order, decree or judgment of any Court or any governmental agency, regulatory or industry body of any relevant country outstanding against any member of the Group which would have a material adverse effect on the Group nor has any such order, decree or judgment been threatened to be issued against any member of the Group.

16.2

All necessary licences, registrations, consents, permits, approvals and authorisations (public and private) have been obtained by the Group to enable it to carry on its business in the places and in the manner in which such business is now carried on and all such licences, registrations, consents, permits, approvals and authorisations and the Third Party Arrangements are valid and subsisting and, there are no circumstances likely to lead to any of them being suspended, cancelled or revoked.

16.3

Save as claimant in proceedings for the collection of debts (not exceeding [REDACTED – Dollar Amount] in the aggregate) arising in the ordinary course of its business, the Group is not now engaged in any (i) litigation (ii) arbitration, or (iii) other proceedings or investigations initiated by a regulatory or industry body, and there are no litigation, arbitration, proceedings or investigations threatened by or against the Group (in each case which, if successful, is likely to result in a cost or benefit to the Group of more than [REDACTED –

Dollar Amount]), no injunction has been granted against the Group, the Group has given no undertaking to any Court or to any third party arising out of any such litigation, arbitration, proceedings or investigations and, there is no matter or fact in existence which might give rise to the same or form the basis of any criminal prosecution against the Group which in any case would have a material adverse effect on the Group.

16.4

No order has been made or petition presented or resolution passed for the appointment of an administrator or receiver or liquidator in relation to the Company, or for its winding up, nor has any distress, execution or other process been levied against the Company.

16.5

Neither the Company nor any agreement, arrangement or practice to which it is a party, has in the [REDACTED – Time Period] prior to the date of this Deed been the subject of any investigation or inquiry by any governmental, administrative, regulatory or industry body nor are there any circumstances which might give rise to the same.

16.6

Neither the Company nor, any person for whose acts or defaults the Company may be vicariously liable has induced a person to enter into an agreement or arrangement with the Company by means of an unlawful or immoral payment, contribution, gift or other inducement, or offered or made an unlawful or immoral payment, contribution, gift or other inducement to a government official or employee.

16.7

The Company has not received written notice, nor is under any order or direction, from any regulatory or industry body requiring it to take or to omit to take any material action (including in relation to any person acting for or on behalf of the Company): (i) in relation to a product used in the business of the Company (including a product recall in connection with or as a result of the conduct of such business); or (ii) to rectify any violation or non-compliance with any applicable laws, regulations, industry guidance and (to the extent it is subject to the same) codes of practice.

16.8

The Company retains copies of all material correspondence with any governmental agency in the last three years, including, but without limitation to, any correspondence concerning potential or actual breaches of applicable law or regulation, details of any formal or informal reviews, supervisory visits, enquires or actions, reports on inspections, including dates of inspections carried out, and copies of all material regulatory filings or returns in the last three years are contained in the Disclosure Documents.

16.9	Each member of the Group has complied with all material requests, directions and recommendations made to it by any governmental agency in the last [REDACTED – Time Period].

17. ANTI-BRIBERY, CORRUPTION AND MONEY LAUNDERING

17.1

No Group Company or their officers, directors and employees have authorised, offered, promised or given any financial or other advantage (including, without limitation, any payment, loan, gift or transfer of anything of value), directly or indirectly, to or for the benefit of any government official, or any other natural or legal person, in order to assist any Group Company in improperly obtaining or retaining business for or with any person, in improperly directing business to any person, or in securing any improper advantage.

17.2	The anti-bribery policies of each Group Company have been disclosed in the Data Room.

17.3

No Group Company has received notice that it and its officers, directors, and employees are or have been the subject of any investigation, inquiry or litigation, administrative or enforcement proceedings by any governmental entity regarding any offence or alleged offence under Anti-Bribery Law.

17.4

The operations of the Group Companies are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements for the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental entity and no action, suit or proceeding by or before any court or governmental authority involving any Group Company with respect to same is pending or threatened.

18. EMPLOYEES

18.1

The Disclosure Documents contain details (which are true and accurate in all material respects) of the total number of the Group’s employees (the “Employees”) including (i) those who are on maternity or other statutory leave or other long term leave of absence and who have or may have a right to return to work with the Group, and (ii) for the avoidance of doubt, those directors employed under a contract of service and non-executive directors whether or not employed under a contract of service. The Disclosure Documents contain details (which are true and accurate in all material respects) of the total number of individuals who are providing services to the Group on a self-employed basis or are supplied by an agency (“Workers”). There are at the date of this Deed no other individuals engaged by the Group who are employed by it, or are providing services to it on a self-employed basis or who are supplied by an agency.

18.2

Save for increases in the normal course of business and consistent with the previous practice of the Group, the basis of the remuneration payable to officers, Employees, Workers and agents (if any) of the Group at the date hereof whether under a contract of service, a contract for services or otherwise is the same as that in force at the Locked Box Date and the Group is under no contractual or other obligation to increase the rates of remuneration of or make any bonus or incentive or other similar payment to any of its directors, officers, Employees or agents at any future date.

18.3

There are no material amounts owing to any current or former director, other officer, Worker, Employee, or consultant of the Group (or his dependant) other than remuneration accrued or reimbursement of normal business expenses or normal season ticket loans.

18.4

There are no Employees employed under contracts of service which cannot be terminated on [REDACTED – Time Period] notice or less without payment of compensation (other than the statutory rights to payments of compensation).

18.5	The Group has not given notice of termination to or received notice of resignation from or agreed to transfer out of the Group any of the Warrantors.

18.6	A copy of the service contracts of all officers and Employees of the Group earning in excess of [REDACTED – Dollar Amount] per annum are disclosed in the Disclosure Documents

18.7	No trade union (or any group or other organisation representing or purporting to represent all or any of the Employees) is recognised by the Group for any purpose whatsoever.

18.8

There are no terms of employment for Employees or consultancy agreements with the Group or terms of appointment for directors of the Group which provide that a change in control of the Company (however change in control may be defined in the said document, if at all) shall entitle the said Employee, consultant or director to treat the change in control as amounting to a breach of the contract or entitling him to any payment or benefit whatsoever or entitling him to treat himself as redundant or dismissed or released from any obligation.

18.9

Save as set out in the Disclosure Documents, there is no plan, scheme, commitment, policy, custom or practice (whether legally binding or not) relating to redundancy affecting any of the Employees more generous than the statutory redundancy requirements.

18.10	None of the Employees are engaged in industrial action and there is no matter or fact which is likely to give rise to the same.

18.11

There is no outstanding or threatened claim by any person who is now or has been an employee of the Group or was engaged by the Group on a self-employed basis or was supplied to the Group by an agency, or statutory dismissal, disciplinary or grievance procedure in progress or which should be in progress in relation to any of the said persons, or dispute outstanding or threatened with any of the said persons in relation to their employment by the Group.

18.12

No options or other rights have been granted in respect of any securities of the Group and no loans have been made to any current, former or proposed Employees or directors, or consultants of the Group (or to any nominees or associates of such Employees or directors) and there are no agreements, schemes or promises to make any such grant or loan.

19. PENSIONS

19.1

Other than the Pension Schemes, there is not in operation and the Group does not contribute (is not bound to contribute either now or in the future and has not contributed to) or have any liability (actual or contingent) in relation to, any agreement, arrangement, scheme, custom or practice for the payment of any pensions, allowances, lump sums or other benefits on death or retirement (or, in connection with past service, before retirement) or incapacity. No contribution notice or financial support direction under the Pensions Act 2004 has been (nor has been threatened to be) issued to any Group Company. Material particulars of the benefits provided under, the contributions payable to and the current governing documents of, the Pension Schemes have been Disclosed.

19.2

All benefits (other than money purchase benefits) payable under the Pension Schemes on the death of any person to which a Pension Scheme relates are fully insured and there are no grounds on which the relevant insurance companies might avoid liability. All other benefits payable under the Pension Schemes are money purchase benefits within the meaning of section 181 of the Pension Schemes Act 1993.

19.3	No Group Company is involved in any dispute in relation to any Pension Scheme, nor are any such disputes pending or threatened.

19.4	Each Pension Scheme has been administered materially in accordance with all applicable laws and its governing documentation from time to time in force.

19.5

No undertaking or assurance as to the continuance, or improvement of the terms of, any benefits provided (or to be provided) on or after retirement, death or incapacity (or in, connection with past service, before retirement) has been given to any employee or any other individual providing services to a Group Company.

19.6	Each Pension Scheme is tax registered and there are no grounds for any Pension Scheme losing its tax registered status.

19.7

The staging date (as defined by section 4 of the Pensions Act 2008) of each relevant Group Company, and the steps each such relevant Group Company has taken (or is taking) to comply with its employer duties (as defined by section 87A(5) of the Pensions Act 2008) have been Disclosed.

19.8	No amount due and payable to a Pension Scheme by any Group Company (including on behalf of any member of that Pension Scheme) is unpaid or overdue.

20. FINANCE

20.1	The Group has not discounted or factored its debts or entered into any off-balance sheet financing arrangements.

20.2	The Group does not own the benefit of any debt (whether present or future) other than debts accrued to it in the ordinary course of its business.

20.3

Other than in respect of the Existing Facilities or other than in respect of the ordinary course of trading, the Group has not created or agreed to create any Encumbrance or entered into or agreed to give or enter into any guarantee, suretyship, indemnity or similar commitment or agreement for the postponement or subordination of debt.

21. TAX

21.1

All Tax Returns that are or have been required by law to be filed on or before the date of this Deed by each Group Company has been filed within the requisite time period and such Tax Returns were (when filed) true and correct in all material respects and none of them is or is likely to be, the subject of any dispute with or investigation by any Tax Authority. No Tax Return (and nothing in a Tax Return) is disputed or is yet to be determined by, or subject to agreement with, a Tax Authority.

21.2	The Company has maintained all such records in relation to Tax as it is required by applicable laws to maintain.

21.3

The provisions or reserves for Tax provided for in the Locked Box Accounts are sufficient (on the basis of the rates of tax current or substantively enacted for the relevant accounting purpose at the date of this Deed) to cover all Tax for which the Company is as at the Locked Box Date, or may after that date become or have become, liable on or in respect of or by reference to, any profits, gains or income (whether deemed or actual) for any period ended on or before the Locked Box Date or in respect of any distribution or transaction made or entered into, or deemed made or entered into, on or before the Locked Box Date.

21.4

The Company has duly submitted all claims and disclaimers or withdrawals of claims and has obtained any clearances which have been assumed to have been made for the purposes of the Accounts and Locked Box Accounts.

21.5	The Company has not at any time within the [REDACTED – Time Period] prior to the date of this Deed received any refund of Taxes to which it is not entitled.

21.6

The Company has paid all Tax which it has become liable to pay including instalments on account of Taxes for the current year required by applicable law and is not, and has not during the [REDACTED – Time Period] prior to the date of this Deed been, liable to pay a penalty, surcharge, fine or interest in respect of Tax.

21.7

All withholdings and deductions relating to Taxation as are required by law to be made by each Group Company on or before Completion have in all material respects been made properly and in a timely manner and have been duly accounted for and delivered to the relevant Tax Authorities.

21.8

Each Group Company is, and has at all times been, resident in its country of incorporation for Tax purposes and does not have and has not had a branch or permanent establishment in any other jurisdiction for any Tax purpose, and has not been treated by any Tax Authority as resident or having a branch or permanent establishment or any liability to Tax in any other jurisdiction for any Tax purpose.

21.9

The Company has during the [REDACTED – Time Period] prior to the date of this Deed properly operated the Pay As You Earn system (including in relation to national insurance contributions and non-UK equivalent jurisdictions) and any equivalent non-UK system, deducting income taxes and social security or other compulsory contributions from all payments to, or treated for the Tax purposes as made to, employees and ex-employees of it, and has accounted to the relevant Tax Authority for all Tax so deducted and all Tax chargeable on benefits provided to its employees.

21.10	None of the assets which are owned by any Group Company are the subject of any charge, power of sale or mortgage in favour of any Tax Authority.

21.11

The Company is not, and has not during the [REDACTED – Time Period] prior to the date of this Deed been, subject to any audit, investigation, dispute or litigation involving any Tax Authority and no Tax Authority has indicated in writing that it intends to investigate the Tax affairs of the Company nor are the Warrantors aware of any other circumstances existing at the date of this Agreement as a result of which such an audit, investigation, dispute or litigation is likely to arise.

21.12

No Tax Authority has operated or agreed to operate in writing any special arrangement (being an arrangement which is not based on relevant legislation, published practice or convention) in relation to the affairs of the Company.

21.13

Each Group Company and any other company which has been treated as a member of the same group of companies as a Group Company for the purposes of Sales Tax has complied in all material respects (“material” in the context of such a group being construed by reference to the group as a whole) with all statutory requirements, orders, provisions, directions or conditions relating to Sales Tax, including (for the avoidance of doubt) the terms of any written agreement reached with any appropriate Tax Authority.

21.14	The Company, to the extent a taxable person for UK VAT purposes, has only made taxable supplies for such purposes.

21.15

The Company is not, and has not in the [REDACTED – Time Period] prior to the date of this Deed, been a party to any transaction, agreement or arrangement otherwise than by way of a bargain at arm’s length, or any transaction, agreement or arrangement (whether or not by way of a bargain at arm’s length) under which it has been or is required to make any payment for any goods, services or facilities provided to it which is in excess of the market value of such goods, services or facilities or under which it has been, or is required to provide goods, services or facilities for a consideration which is less than the market value of such goods, services or facilities.

21.16

The Company has not entered into any notifiable arrangements for the purposes of Part 7 of the Finance Act 2004, any notifiable contribution arrangement for the purpose of the National Insurance Contribution (Application of Part 7 of the Finance Act 2004) Regulations 2007 (SI 2007/785) or any notifiable schemes for the purposes of Schedule 11A to the Value Added Tax Act 1994. The Company has not entered into any transactions of a type in respect of which any relevant Tax Authority has announced any specific countermeasures, whether in the form of a change in law or litigation.

21.17

Valid elections under section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 have been made by the relevant employer and the relevant employee in respect of any employment-related securities that are restricted securities or a restricted interest in securities (as those terms are defined for the purposes of that section) issued by a Group Company to which that Act applies.

21.18	The share register of the Company has been kept outside the United Kingdom at all times.

21.19

Each Group Company incorporated in Jersey is subject to tax in accordance with the provisions of Article 123C of the Income Tax (Jersey) Law 1961 (the “Income Tax Law”) (Non-financial services companies) and each Group Company incorporated in Jersey is not, and has not been within the last three years, in receipt of any Schedule A income in accordance with the provisions of the Income Tax Law.

21.20	Each Group Company incorporated in Jersey is an international services entity within the meaning of the Goods and Services Tax (Jersey) Law 2007.

22. EFFECT OF SALE

Neither entering into, nor compliance with, or completion of the Sale and Purchase Agreement will, or is likely to:

22.1.1	cause the Group to lose the benefit of any material right or privilege it presently enjoys;

22.1.2	result in any material breach of, or give any third party a right to terminate or vary, or result in any Encumbrance under, any Material Agreement; or

22.1.3	result in a material breach of any undertaking to, or order of, any Court or governmental agency or regulatory body.

23. INSOLVENCY

23.1	The Company is able to pay its debts as they fall due within the meaning of section 123(1) Insolvency Act 1986.

23.2	No voluntary arrangement under section 1 of the Insolvency Act 1986 or composition in satisfaction of debts of the Company has been proposed.

23.3	The Company is not insolvent or bankrupt under the laws of its jurisdiction of incorporation or unable to pay its debts, including its future and prospective debts.

23.4

The Company has not proposed or intends to propose any arrangement of any type with its creditors or any group of creditors whether by court process or otherwise under which such creditors shall receive or be paid less than the amounts contractually or otherwise due to them.

23.5

Neither the Company nor any director or creditor of the Company has presented any petition, application or other proceedings for any administration order, creditors’ voluntary arrangement or similar relief by which the affairs, business or assets of the company concerned are managed by a person appointed for the purpose by a Court, governmental agency or similar body, or by any director or creditor or by such company itself, nor has any such order or relief been granted or appointment made.

23.6

No order has been made, petition or application presented, resolution passed or meeting convened for the purpose of winding-up the Company or whereby the assets of the Company are to be distributed to creditors or shareholders or other contributories of the Company.

23.7

No receiver (including administrative receiver), liquidator, trustee, administrator, supervisor, nominee, custodian or similar official has been appointed in respect of the whole or any part of the business or assets of the Company nor has any event taken place or is likely to take place as a consequence of which such an appointment might be made.

23.8	No creditor of the Company has taken, or is entitled to take any steps to enforce, or has enforced any security over any assets of the Company or is likely to do so in the immediate future.

23.9	The Company has not by reason of actual or anticipated financial difficulties commenced negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

24. SANCTIONS

24.1

Neither the Company, nor any of its Subsidiaries nor any director, officer or agent of the Company or any of its Subsidiaries is, or is owned or controlled by a person or entity that is (collectively, “Sanctions Targets”):

(A)(i) the target of any U.S. sanctions, including any person or entity named on the U.S. Department of Treasury’s Office of Foreign Assets Control’s (“OFAC”) most current Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identifications List1 or with whom transactions or dealings would be prohibited for U.S. persons to engage in under any of the sanctions programs of the United States administered by OFAC, or (ii) the target of sanctions administered or enforced by the United Nations Security Council or the European Union or any other sanctions authority relevant to the Company and its Subsidiaries (the measures described in clauses (i) and (ii), collectively, “Sanctions”); or

(B) located, organized under the laws of or ordinarily resident in a country or territory that is, or whose government is, the subject of Sanctions (including, without limitation, Cuba, Crimea region of Ukraine, Iran, North Korea, Sudan and Syria) (collectively, “Sanctioned Jurisdictions”).

24.2

Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer or agent of the Company or any of its Subsidiaries, or is owned or controlled by a person or entity that, (A)(i) within the past [REDACTED – Time Period], has engaged or is currently engaged in any dealings or transactions with any Sanctions Target, or in any Sanctioned Jurisdiction, or (ii) within the past [REDACTED – Time Period] facilitated, sponsored or provided assistance or support, or is currently facilitating, sponsoring, providing assistance or support, to any Sanctions Target, in each case that is not licensed or otherwise authorized by all applicable sanctions authorities, or (B) within the past [REDACTED – Time Period] been, or currently is, subject to civil or criminal enforcement proceedings for the violation of Sanctions.

[1]

OFAC’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identifications List are published by OFAC at its official website, at http://http://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/default.aspx, or any replacement website address or other replacement official publication of such lists.

SCHEDULE 3

LIMITATIONS TO WARRANTIES

1. LIMITATION ON QUANTUM

1.1	No Warrantor shall be liable in respect of any Claim:

1.1.1

unless the amount that would, but for this paragraph 1.1.1 of this Schedule 3, be recoverable from the Warrantors in respect of that Claim exceeds [REDACTED – Dollar Amount] (the “De Minimis Claim Amount”) (for this purpose, a number of claims arising out of the same, related or similar matters, facts or circumstances shall be aggregated and form a single claim); and

1.1.2

unless and until the aggregate amount that would, but for this paragraph 1.1.2 of this Schedule 3, be recoverable from the Warrantors in respect of that Claim, when aggregated with any other amount or amounts recoverable in respect of other Claims (excluding any amounts in respect of a Claim for which the Warrantors have no liability because of the De Minimis Claim Amount), exceeds [REDACTED – Dollar Amount] (in which case, the Warrantors shall be liable for the whole amount of all such Claims and not simply the excess over [REDACTED – Dollar Amount]).

1.2

Each Warrantor’s total liability in respect of all Claims shall be limited to and shall not in any circumstances exceed the amount set out below against his name in column (2) of the table at Schedule 4. Each of the Warrantors shall only be liable for his applicable Relevant Proportion of each Claim and no Warrantor shall be liable for the Relevant Proportion of any other Warrantor pursuant to any Claim.

1.3

The aggregate maximum liability of that Warrantor in respect of all Claims (set out against his name in column (2) of the table at Schedule 4) shall be reduced by an amount equal to the aggregate amount paid or payable by that Warrantor in respect of any claim under or in connection with the Sale and Purchase Agreement (other than any claims pursuant to clauses 2 or 5 of the Sale and Purchase Agreement).

1.4

Notwithstanding any other provision of this Deed, the Buyer shall not be entitled to claim or recover for, and no Warrantor shall be liable in respect of, any punitive, indirect or consequential loss (including loss of profit and/or loss of goodwill) in respect of any Claim.

1.5

If the Buyer becomes aware of a matter or circumstance which could reasonably be expected to give rise to a Claim, the Buyer shall give notice to the Warrantors specifying that matter or circumstance in reasonable detail (including, the Buyer’s estimate, on a without prejudice basis, of the amount of such Claim) as soon as reasonably practicable and in any event within [REDACTED – Time Period] after it becomes aware of that matter or circumstance.

1.6

No Warrantor shall be liable in respect of a Claim, and the Buyer shall not be entitled to bring any such Claim against a Warrantor, unless the Buyer gives written notice to the relevant Warrantor(s) of the relevant Claim, stating in reasonable detail the nature of the Claim and the amount claimed (on a without prejudice basis), such notice to be valid notwithstanding any defect as to form or content, not later than:

(a)	[REDACTED – Time Period] after Completion, in the case of a Non-Tax Claim; or

(b)

[REDACTED – Time Period] after Completion, in the case of a Tax Claim (provided that this clause (b) shall not apply where a Tax Authority can assess the Group in respect of the Tax to which the claim relates after such date because of fraudulent conduct).

1.7

A Claim notified in accordance with paragraph 1.6 of this Schedule 3 shall be unenforceable against any and/or all of the Warrantors, and no Warrantor shall be liable in respect of the same, and any Claim so notified shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn, unless proceedings in respect of the Claim have been properly issued and validly served on the relevant Warrantors no later than the date falling [REDACTED – Time Period] following the date of notification of the Claim. The [REDACTED – Time Period] time limit shall not start to run in relation to a contingent or unquantifiable Claim until such Claim has become an actual liability and capable of being quantified. The Buyer may validly serve notice of such Claim pursuant to this Deed, notwithstanding that when such notice is served, the Claim is in relation to a contingent or unquantifiable liability.

1.8	No Warrantor shall be liable in respect of a Claim:

1.8.1	to the extent that the matter giving rise to the Claim would not have arisen but for:

(a)

an act or omission after Completion by a Buyer’s Group Undertaking (excluding any act or omission required to ensure compliance with any law or any agreement by which any Group Company is bound where such agreement was entered into prior to the date of this Deed);

(b)

the passing of, or a change in, a law, rule, regulation, interpretation of the law or administrative practice of a government, governmental department, agency or regulatory body after the date of this Deed or an increase in the Tax rates or an imposition of Tax, in each case not actually or prospectively in force at the date of this Deed; or

(c)

a change after Completion of the date to which any Group Company makes up its accounts or in the bases, methods, principles or policies of accounting of any Group Company other than a change which is reported by the auditors for the time being of that Group Company to be necessary in their opinion because such bases, methods, principles or policies of accounting as at the date of Completion are not in accordance with the law or with any published accounting practice or principle then current;

1.8.2

to the extent that the matter giving rise to the Claim arises as a result of any requirement or obligation contained in, or otherwise contemplated by, the Sale and Purchase Agreement or any other Transaction Document;

1.8.3	to the extent that the matter giving rise to the Claim arises wholly from an act or omission after the date of this Deed at the written request or with the written consent of the Buyer;

1.8.4	to the extent the matter giving rise to the Claim has been Disclosed;

1.8.5	to the extent that the matter giving rise to the Claim was specifically provided for in the Accounts or the Locked Box Accounts;

1.8.6

as a result of any failure or omission by any Group Company to make any valid claim, election, surrender or disclaimer, to give any valid notice or consent or to do any other thing under the provisions of any enactment or regulation relating to Tax after Completion, the making, giving or doing of which was taken into account in computing the provisions for Tax in the Accounts or the Locked Box Accounts;

1.8.7

as a result of any claim, election, surrender or disclaimer made or notice or consent given after Completion by any Group Company or any Buyer’s Group Undertaking under the provisions of any enactment or regulation relating to Tax other than any claim, election, surrender, disclaimer, notice or consent assumed to have been made, given or done in computing the amount of any allowance, provisions or reserve in the Accounts or the Locked Box Accounts;

1.8.8

to the extent that such liability is the result of any cessation, or any change in the nature or conduct, of any trade carried on by any Group Company at Completion, being a cessation or change occurring on or after Completion; or

1.8.9

to the extent that the Buyer is actually aware of any fact, matter or circumstance which ought reasonably to be expected to give rise to such a Claim. For this purpose, the Buyer shall be deemed to have the awareness of [REDACTED – Personal Information] each being deemed to have read the Disclosure Letter.

1.9	The Buyer is not entitled to recover more than once in respect of any one matter giving rise to a Claim.

1.10	The Buyer is not entitled to bring any Claim prior to Completion.

2. CONTINGENT LIABILITIES

The Warrantors shall not be liable in respect of a Claim which arises by reason of a liability which, at the time when written notice of the Claim is given to the Warrantors, is contingent only or is otherwise not capable of being quantified and the Warrantors shall not be liable to make any payment in respect of such Claim unless and until the liability becomes an actual liability or (as the case may be) becomes capable of being quantified.

3. CONDUCT OF CLAIMS

3.1	If the Buyer becomes aware of a matter which constitutes or which would or might give rise to a Claim:

3.1.1	the Buyer shall as soon as reasonably practicable give notice to the relevant Warrantors of the matter and shall consult with the Warrantors’ Representatives with respect to the matter;

3.1.2

the Buyer shall, and shall procure that each Buyer’s Group Undertaking will: (a) provide to the Warrantors and any of their advisers reasonable access to premises and personnel and to relevant assets, documents and records within the power or control of each Buyer’s Group Undertaking for the purposes of investigating the matter (except, in each case, to the extent that such access would result in the loss or waiver of any attorney-client privilege); and (b) keep the relevant Warrantor promptly and fully informed in relation to the matter, including its progress;

3.1.3

the Buyer shall not, and shall ensure that no Buyer’s Group Undertaking will, admit liability in respect of, or compromise or settle, the matter without the prior written consent of the Warrantors, not to be unreasonably withheld, conditioned or delayed; and

3.1.4	the Buyer shall take all reasonable action to mitigate any loss suffered by it or a Buyer’s Group Undertaking in respect of a matter giving rise to a Claim.

3.2	In assessing any damages or other amounts recoverable for a Claim there shall be taken into account any corresponding savings by, or net benefit to, a Buyer’s Group Undertaking.

4. INSURANCE

Without prejudice to the Buyer’s duty to mitigate any loss in respect of any Claim, if in respect of any matter which would otherwise give rise to a Claim, any Group Company or the Buyer or any Buyer’s Group Undertaking is entitled to claim under any policy of insurance (or would have been so entitled had it maintained in force its insurance cover current at Completion), the amount of the insurance monies to which that Group Company, the Buyer or the Buyer’s Group Undertaking is entitled shall reduce pro tanto or extinguish that Claim.

5. MITIGATION AND RECOVERY

5.1	Subject to Completion having taken place in accordance with the Sale and Purchase Agreement, the sole remedy of the Buyer in respect of any and all Claims shall be in damages.

5.2

Nothing in this Deed restricts or limits the Buyer’s general obligation at law to take reasonable action to mitigate any loss or damage which it may incur as consequence of any fact, matter or circumstance giving rise to a Claim.

6. RECOVERY FROM ANOTHER PERSON

6.1

Neither the Buyer nor a Buyer’s Group Undertaking nor the Company shall be entitled to recover a loss from any Warrantor under or in connection with this Deed (whether by way of payment, reimbursement, restitution or indemnity) to the extent that the same loss has already been recovered by the Buyer from any other person (whether under any policy of insurance or compensation, damages or indemnity or otherwise).

6.2

If the Warrantors pay to the Buyer an amount in respect of a Claim and a Buyer’s Group Undertaking subsequently recovers from another person an amount in respect of the liability or loss which is the subject of such Claim:

6.2.1	if the amount paid by the Warrantors in respect of the Claim is more than the Sum Recovered, the Buyer shall as soon as reasonably practicable pay to the relevant Warrantors the Sum Recovered; and

6.2.2

if the amount paid by the Warrantors in respect of the Claim is less than or equal to the Sum Recovered, the Buyer shall immediately pay to the relevant Warrantors an amount equal to the amount paid by such Warrantors (less all costs properly incurred by the Buyer’s Group Undertaking in seeking to recover such amount from the relevant Warrantors, and less any Tax in respect thereof).

6.3

For the purposes of paragraph 6.2 of this Schedule 3, “Sum Recovered” means the amount recovered from the other person less all costs properly incurred by the Buyer’s Group Undertaking in recovering such amount from any other person (excluding any costs incurred in seeking to recover such amount from the Warrantors and less any Tax in respect thereof).

7. WAIVER OF SET OFF RIGHTS

The Buyer shall have no right of set off, counterclaim, deduction, or retention against or in respect of any of its payment obligations under this Deed or any other Transaction Document, except that the Buyer may set-off the amount of any Settled Claims against the Earn-Out Consideration payable to the Relevant Warrantor.

7.1

Any amount paid to a Warrantor in accordance with paragraph 6.2 of this Schedule 3 be deducted from such Warrantor’s total liability for the purposes of the calculations in paragraphs 1.2 and 1.3 of this Schedule 3.

8. REMEDY OF BREACHES

If the matter or circumstance giving rise to a Claim is capable of remedy, the Warrantors shall have no liability in respect of that Claim unless the relevant matter or circumstance is not remedied, to the reasonable satisfaction of the Buyer and at no cost to any Buyer’s Group Undertaking or the Group, within [REDACTED – Time Period] after the date on which the Warrantors are given notice as contemplated by paragraphs 1.5 and 1.6 of this Schedule 3 in relation to that matter or circumstance. The Buyer shall in that [REDACTED – Time Period] period provide, and shall procure that each relevant Group Company shall provide, all reasonable assistance to the Warrantors to remedy the relevant matter or circumstance.

9. PROVISION OF INFORMATION

Upon any Claim being made, the Buyer shall, and shall procure, where relevant, that the relevant Group Company shall use its reasonable endeavours to make available to the Warrantors and their advisers and agents such information and assistance at such times (including access to personnel, properties, management, records, papers, documents and data) as the Warrantors may reasonably request for the purposes of any submission or filing to a Tax Authority for a Tax repayment or offset as a result of any payments made by any of the Warrantors as a result of a Claim, subject to such advisers or agents keeping any such information confidential, including pursuant to any confidentiality agreement that the Buyer may request the Warrantors to execute and provided that this clause shall not oblige the Buyer to disclose information the extent that disclosure would result in the loss or waiver of any attorney-client privilege.

10. EXCLUSION FOR FRAUD

Nothing in this Schedule 3 shall have the effect of limiting or restricting or excluding any liability of any Warrantor for fraud, fraudulent misrepresentation or wilful concealment.

SCHEDULE 4

LIMITATIONS ON LIABILITY (RELEVANT PROPORTIONS)

[REDACTED – Percentage breakdown of liability by warrantor]

IN WITNESS WHEREOF this Deed has been duly executed by the parties and is hereby delivered on the date first above written.

EXECUTED as a DEED by:

JOHN BEIGHTON	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

ANTONIE PIETER VAN TIGGELEN	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

ROBERT SULLY	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

GUY CLARK	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

KARL BELK	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

BHARAT KARBAL	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

GRAEME DUNCAN	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

STEVE HIGGINS	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

PRADIP MUKHERJI	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

VIKRAM KAMATH	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

JOHN COWELL	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

BHAVESH GODHANIA	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

SIMON TUCKER	)

in the presence of:	)

Signature of witness

Name of witness

Address of witness

EXECUTED as a DEED by:

CONCORDIA HEALTHCARE CORP.	)

acting by	)	Authorised Signatory

who, in accordance with the laws of the territory

in which Concordia Healthcare Corp. is incorporated,

is acting under the authority of Concordia Healthcare Corp.